UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Tetraphase Pharmaceuticals, Inc.

(Name of Subject Company)

Tetraphase Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88165N204

(CUSIP Number of Class of Securities)

Maria Stahl

Chief Business Officer and General Counsel

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 of Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2020 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TTP Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of La Jolla Pharmaceutical Company (“Parent”), to acquire Tetraphase for an aggregate of $43.0 million in cash (representing consideration of $2.00 per share of Tetraphase common stock), plus one contingent value right (“CVR”) per share representing the right to receive cash consideration based on the achievement of certain net sales milestones, in an aggregate amount of up to $16.0 million (currently estimated to be up to approximately $1.48 per CVR, contingent upon the achievement of certain milestones), upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated June 29, 2020, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new section at the end of such Item 8, immediately prior to the section entitled, “Forward-Looking Statements”:

“Expiration of the Offer; Completion of the Merger.

The Offer and all withdrawal rights thereunder expired one minute after 11:59 p.m. Eastern Time, on July 27, 2020. The Offer was not extended. Broadridge Financial Solutions, Inc., the depositary, information and paying agent for the Offer (the “Depositary and Paying Agent”), has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of 3,737,360 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 51.5% of Shares issued and outstanding as of the expiration of the Offer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) satisfies the Minimum Condition (as defined in the Merger Agreement). As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

In accordance with the Merger Agreement, Purchaser consummated the Merger on July 28, 2020 without a vote of Tetraphase stockholders and in accordance with Section 251(h) of the DGCL, upon completion of which Tetraphase became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time: (i) each outstanding Share held by Tetraphase or any wholly owned Subsidiary of Tetraphase (or held in Tetraphase’s treasury) was canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; (ii) each outstanding Share held by Parent, Purchaser or any other wholly owned Subsidiary of Parent was canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; and (iii) except as described in clauses (i) and (ii), each outstanding Share (other than shares owned by stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) were converted into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from the Nasdaq Global Select Market.

A copy of the press release announcing the expiration and results of the Offer, and completion of the Merger, is filed as an exhibit hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press Release dated July 28, 2020, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Schedule TO filed on July 28, 2020 by Parent and Purchaser).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 28, 2020

TETRAPHASE PHARMACEUTICALS, INC.

By:	/s/ Larry Edwards
Name:	Larry Edwards
Title:	President